# Organization Indirect Owners

**Organization CRD Number: 79**　　　**Organization Name: J.P. MORGAN SECURITIES LLC**

**Organization SEC Number: 8-35008**　　　**Applicant Name: J.P. MORGAN SECURITIES LLC**

| Full Legal Name | Domestic, Foreign, Individual | Entity in Which Interest is Owned | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|---|
| JPMORGAN CHASE HOLDINGS LLC | Domestic Entity | J.P. MORGAN BROKER-DEALER HOLDINGS | STOCKHOLDER | 11/2016 | 75% or more | Y | Y | 81-3858870 |
| JP MORGAN CHASE & CO. | Domestic Entity | JPMORGAN CHASE HOLDINGS | STOCK HOLDER | 11/2016 | 75% or more | Y | Y | 13-2624428 |